January 30, 2020

Giovanna Cipriano
Senior Vice President and Chief Accounting Officer
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

       Re: Foot Locker, Inc.
           Form 10-Q for the Period Ended November 2, 2019
           Filed December 11, 2019
           File No. 001-10299

Dear Ms. Cipriano:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Period Ended November 2, 2019

Notes to the Condensed Consolidated Financial Statements
3. Segment Information, page 8

1. You disclose you have three operating segments (North America, EMEA and Asia
      Pacific). You further indicate you have aggregated these operating segments into one reportable segment based upon their shared customer base and similar economic characteristics. Please explain to us in detail how the customer base is shared and how this meets the applicable criteria for aggregation contained in ASC 280-10-50-11.
      Likewise, demonstrate how the economic characteristics are similar among the three separate geographic operating segments and how you determined the segments can be expected to essentially have the same future prospects. In your response, tell us the measure(s) you consider to be economically similar and why such measure(s) was selected.
 Giovanna Cipriano
Foot Locker, Inc.
January 30, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameGiovanna Cipriano                       Sincerely,
Comapany NameFoot Locker, Inc.
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January 30, 2020 Page 2                                   Office of Trade &
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